Exhibit 99.16

Notice to ASX/LSE

Rio Tinto progresses Oyu Tolgoi power options

17 February 2020

Rio Tinto continues to progress options to secure domestically sourced power for the Oyu Tolgoi copper mine in Mongolia, which it is obliged to do by 30 June 2023 under the 2009 Investment Agreement (IA) between Turquoise Hill, the Government of Mongolia and Rio Tinto and subsequent Power Sector Framework Agreement, signed in 2018.

In compliance with these agreements, Oyu Tolgoi LLC today submitted to the Government of Mongolia a Feasibility Study for the Tavan Tolgoi Power Plant (TTPP) Project, which involves building a 300 MW coal power plant. In parallel with the TTPP Project, and in consultation with the Government of Mongolia, Rio Tinto is also progressing alternative options to source domestic power, including a renewable power component.

Rio Tinto Copper & Diamonds chief executive Arnaud Soirat said “Rio Tinto, Turquoise Hill and the Government of Mongolia are all committed to securing a reliable and long term domestic power source for the Oyu Tolgoi mine and are working together to achieve this”.

The TTPP Feasibility Study envisages a 300 MW power plant with a project cost estimate of around $924 million. This is already included in the group capex guidance of $7 billion in 2020 and $6.5 billion each in 2021 and 2022.

Contacts

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Media Relations, United Kingdom
Illtud Harri
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David Outhwaite
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Media Relations, Americas
Matthew Klar
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Media Relations, Asia
Grant Donald
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Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
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This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.